[WINSTON & STRAWN LLP LETTERHEAD]

WRITER'S DIRECT DIAL 213-615-1832 cmoharram@winston.com

October 6, 2005

Nicholas P. Panos
Special Counsel
Office of Mergers & Acquisitions
450 Fifth Street, N.W.
Washington, DC 20549

Re:	The Neptune Society, Inc. Schedule 13E-3/A filed September 30, 2005 File No. 5-61997

Dear Mr. Panos:

        On behalf of BG Capital Group Ltd., Brooklyn Holdings LLC, Robert Genovese and NPTI Acquisition Corp. (collectively, the "Filing Persons"), we are responding to your phone conversation with us on October 6, 2005 setting forth an additional comment of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") on the Filing Persons' above-referenced filing. We are concurrently filing with the Commission a third amendment to the Schedule 13E-3 which has been prepared in response to the Staff's comment. Capitalized terms used but not otherwise defined herein have the meanings given to such terms in the Schedule 13E-3/A. The Filing Persons have authorized us to make the factual representations contained in this letter.

        You requested that we add language in Item 5 on page 32 to clarify that the transaction on April 27, 2004 did not actually reduce the number of Neptune shareholders below 300. We have added this language on page 32 as you requested.

        We would appreciate receiving any comments you may have concerning the foregoing responses and the revisions to the Schedule 13E-3/A at your earliest convenience. If you have any questions, please contact the undersigned at (213) 615-1832.

Best regards,
/s/ CHRISTINA M. MOHARRAM Christina M. Moharram Associate

cc:    Marco Markin